PRESS RELEASE

NEW GOLD INC. , ABACUS MINING AND EXPLORATION CORP. and TECK COMINCO LIMITED SIGN DEFINITIVE AGREEMENTS RESPECTING AFTON-AJAX  CU-AU DISTRICT

 (All dollar amounts in Canadian dollars)

March 25, 2008, Vancouver, British Columbia - New Gold Inc. (NGD:TSX/AMEX) is pleased to announce that it has signed two definitive agreements, one with Abacus Mining and Exploration Corp. (“Abacus”) (the “Two Party Agreement”) and the other with Abacus and Teck Cominco Limited (“Teck”) (the “Three Party Agreement”) addressing the co-operative development of their respective assets in the Afton-Ajax Cu-Au district. The two agreements were the subject of Letters of Intent, the particulars of which were described in a Press Release dated October 30, 2007.

The Three Party Agreement is intended to ensure that New Gold and Abacus are able to freely develop their assets in the area of the New Afton Project. This agreement will ensure that Abacus maintains the rights of access previously granted to it by Teck and provides Abacus with shared use of New Gold’s water pipeline in the event that it develops a new milling operation.  New Gold will be provided access from the Trans-Canada Highway to its New Afton operations over a small portion of the land which Abacus is purchasing from Teck around the old Afton mill building.

The Two Party Agreement is intended to ensure that any economic mineralization within and surrounding the past producing Ajax pits, is explored, delineated and developed in the most effective manner.  As a result the Two Party Agreement is intended to grant Abacus an option to explore for, and potentially develop, mineralization in the area surrounding Abacus’ Ajax Mineral Claims, which overly the past-producing Ajax pits.  Under this agreement Abacus must spend $2.5 million over 2 years over a portion of New Gold’s Mineral claims surrounding the Ajax pits, and complete a preliminary economic study within 6 months following the 2 year period.  If economic mineralization is established in the area between the pits, it will be developed as a joint venture between the two companies.  In the event of an open pit operation the interests will be 60:40 in favour of Abacus who will be the operator. In the event of an underground operation the interests will be 60:40 in favour of New Gold who will be the operator.

For more information contact:

Mr. Cliff Davis, President and Chief Executive Officer or Ms. Laura Sandilands, Manager of Investor Relations

New Gold Inc.

70 University Avenue

Toronto, Ontario

M5J 2M4

(416) 977-1067

www.newgoldinc.com